

Mail Stop 3030

February 9, 2010

Corporation Service Company
As Agent for Sensata Technologies Holding B.V.
1177 Avenue of the Americas
17th Floor
New York, NY 10001

> **Re: Sensata Technologies Holding B.V.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 22, 2010**
> **File No. 333-163335**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to the fifth bullet point of prior comment 1; however, you should file a pre-effective amendment to the registration statement to show clearly when the conversion was completed and to show that the registration statement is filed and signed by the public limited liability company.

2.   Please ensure that your document is current. For example, we note the reference on page 16 to a development that you "anticipate" by December 31, 2009.

Prospectus Cover

3.   We may have further comment on your response to prior comment 2 after you
         determine the price range.

Leading Positions, page 2

4.   Please tell us why the information provided in response to prior comment 4 does
         not clearly mention each of the product applications mentioned on page 89 and
         92. We note your statement here that you claim to be one of the largest suppliers
         for each of your applications.

Risk Factors, page 11

Future sale of our ordinary shares…, page 25

5.   Please expand your risk factor to disclose the effects of the expiration of the
         lock-up period as it relates to your Directed Share Program.

We are a Netherlands public limited liability…, page 23

6.   We note your disclosure in response to comment 6. Please specify in your risk
         factor the legal basis for the sole U.S. judgment enforced by the Dutch court. For
         example, was the liability based on U.S. securities laws?

Use of Proceeds, page 29

7.   Please expand your response to prior comment 7 to tell us, with a view toward
         disclosure, the amount of each outstanding debt obligation that you would seek to
         repay assuming current "market conditions, maturity dates and the respective
         prices [you would] have to pay to retire such notes."

Liquidity and Capital Resources, page 66

8.   Please update your analyses provided in response to prior comment 10 when you
         update your financial statements.

Off-Balance Sheet Arrangements, page 79

9.   Schedule 1(f) in exhibit 10.20 does not appear to have been filed. We therefore
         reissue the last sentence in comment 13.

Sensor Products, page 89

10.   Please reconcile the categories in the table with the product lines mentioned in the last paragraph on page 60.

Technology, Product Development and Intellectual Property, page 93

11.   With a view toward clarified disclosure in an appropriate section of your document, please tell us the portion of your business that would be affected if you could not renew the Measurement Specialties license.

12.   Please note that we may have further comments after you file the agreement with Measurement Specialties you mention in response 16.

Existing Executive Officers and Directors, page 103

13.   Please tell us why Robert Hureau, who signed your registration statement, is not included on this page.

Executive Compensation, page 107

Base Salary, page 109

14.   Please revise your disclosure in response to the second bullet point of prior comment 23 to state with specificity the elements of each named executive officer's "individual performance" that resulted in the salary increase. Also address the increases in 2009.

Options, page 110

15.   With a view toward clarification of your disclosure in response to prior comment 24, please provide us the results of your comparison to other companies and show us clearly how your option amendment more closely aligned the vesting conditions to those companies.

16.   We note your disclosure in the last sentence of the second full paragraph on page 110, in response to comment 25. Please replace general or vague statements like "their relationship to each other's total compensation, and the value of their expertise and leadership capabilities in achieving the Company's financial performance" with meaningful specific information regarding each named executive that will permit investors to understand what you were intending to compensate with the options and restricted securities and how you evaluated that factor to determine the amount and terms of the options and restricted securities to issue.

17.   We note your disclosure in response to prior comment 36. Please disclose the per share offering price that will result in achievement of the performance target.

18.   We note your response to comment 27; however, it is unclear how you have provided quantitative disclosure required by instruction 1 to Item 402(j) of Regulation S-K for the non-cash compensation. We therefore reissue our comment.

401(k) Savings Plans, page 113

19.   We note your disclosure that your decision to make matching contributions was based on your "financial performance." Please specify how you defined the level of financial performance at which you would make matching contributions.

Grant of Plan Based Awards Table, page 116

20.   Regarding the bonus payments you mention in the first full paragraph on page 110, please disclose the appropriate payouts in the Non-Equity Incentive Plan columns of your table.

Transactions with the Sponsors, page 130

21.   Please disclose the substance of your response to prior comment 31 regarding a like-kind exchange. Ensure your disclosure is clear regarding whether the previously outstanding securities exchanged in the transaction were of the identical amount with identical rights as the newly issued shares. If they were not identical, please disclose the material differences.

22.   Refer to the first paragraph following the first table. It is unclear whether related persons received any of the 112,165,276 shares upon conversion of the deferred payment certificates and if so, the number that each related person received. Please revise for clarity.

23.   Please quantify the equity interest that each related person received in the July 28, 2006 transaction.

Principal Shareholders, page 131

24.   We note your response to prior comment 32. You currently identify two bodies with voting and dispositive power over the shares. However you identify the members of only one body. Please tell us why you have treated these bodies differently. Also, tell us why you have not included your shares held in the name of Sensata Investment Company in the beneficial ownership reported in the table

for each individual currently named in the table who is a member of one of the bodies mentioned in footnote (1).

Anti-Takeover Provisions, page 137

25.   Please tell us why you do not believe that the two-thirds requirement added on page 138 or the removal of the ability to act by written consent from page 137 are anti-takeover measures.

Underwriting, page 168

26.   It is unclear why you have deleted holding information for your underwriters from the sixth paragraph on page 171. Please advise or revise.

Exhibits

27.   Regarding the proposed opinion that you submitted in response to comment 1:

   • The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all relevant facts and law, not merely on a list of selected documents and not conditioned on information not disclosed in an investigation.
   • Please tell us which exhibit to your registration statement represents the document mentioned in the paragraph numbered "(2)" on page 2 of the opinion.
   • Given the condition in the paragraph numbered (iv) of page 2 of the opinion, please confirm that the date currently omitted from the paragraph numbered "(1)" on page 1 of the opinion will be the effective date of your registration statement. In this regard, please also tell us why the condition is necessary and appropriate given the issues required to be addressed by Regulation S-K Item 601(b)(5).
   • The opinion should not assume any of the material facts underlying the opinion or facts that are readily ascertainable. For example, we note the paragraphs numbered (v), (vi), (vii), (ix), (xi), (xii), (xv), (xvi), (xvii), (xviii), (xix), (xx) beginning on page 2 of the opinion and paragraph b on page 4 of the opinion. When providing a revised opinion to remove inappropriate assumptions, your counsel might evaluate whether the assumed facts are relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5) and, if so, whether it can establish those facts by certificates from a registrant's officers otherwise.
   • The opinion should not assume conclusions of law that are a necessary requirement of the ultimate opinion given. For example, we note the paragraphs numbered (viii), (ix), (x), (xi), (xiii) through (xvi), and (xix) beginning on the second page of the opinion and paragraph "a" on page 4 of the opinion. When providing a revised opinion to remove assumptions regarding legal conclusions, your counsel might evaluate whether legal matters in the assumptions are relevant

to the issues required to be addressed by Regulation S-K Item 601(b)(5) and, if they are relevant, counsel should be aware of Rule 436(f) under the Securities Act.

- Please tell us how the "works council" mentioned in the paragraph numbered (xii) on the third page of the opinion is relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5).

- Please tell us why the opinion in paragraph "B" is conditioned upon the execution of a Deed of Issuance. In your response explain clearly why the condition is necessary and appropriate, why the Deed cannot be executed before the date of the opinion, and why you believe it is appropriate to attempt to shift the risk of failure to execute the Deed to investors.

- Refer to the penultimate paragraph on the fourth page of the opinion. Please tell us how the laws excluded by that paragraph are relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5). If they are relevant, please tell us how you believe that filing an opinion that excludes those laws would satisfy your obligations under that Item. If they are not relevant, please file an opinion that does not imply the contrary.

- Given the last paragraph on page 4 of the opinion, it is unclear whether the terms used in the opinion address the matters required under the United States federal securities laws. Please file an opinion that clearly addresses the issues required to addressed by Regulation S-K Item 601(b)(5).

- Investors are entitled to rely on the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5). Please revise the first and third paragraphs on the fifth page of the opinion to remove the implication to the contrary.

- Please provide us your analysis of whether the first paragraph on the fifth page of the opinion attempts to suggest to investors a legal conclusion contrary to Section 14 of the Securities Act. In this regard, we note the small text at the bottom of the first page referring to information on the reverse side of the page; however, you did not provide that information. Please provide the missing information, and if relevant, address it in your analysis requested by the first sentence of this bullet point.

- Refer to the second sentence of the second paragraph on the fifth page of the opinion. Please tell us whether that sentence is attempting to indicate that counsel can base its opinion on information in documents it examined that it knows is inaccurate or unreasonable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Dennis M. Myers, P.C.
              Kirkland & Ellis LLP